Filed Pursuant to Rule 433
Registration No. 333-133852

Index CYCLES®

ACC
OZA
TSY

- 100% Principal Protection
- Equity Exposure

Bank of America

Related Documentation	2

Bank of America Corporation Index CYCLES®	3

The Underlying Equity	4 – 5

Payment at Maturity	6 – 7

Examples of Payment at Maturity	8 – 12

Summary of Certain U.S. Federal Income Tax Consequences	13 – 15

Risk Factors	16 – 17

November 2008

Related Documentation

This document generally describes the terms of Bank of America Corporation Capital Protected EquitY PerformanCe LinkEd Securities “Index CYCLES®” (the “Index CYCLES®”). This document should be read together with the prospectus supplement for Medium-Term Notes, Series L, dated April 10, 2008 and the prospectus dated May 5, 2006. Terms used but not otherwise defined below have the meanings given to them in the prospectus supplement, unless the context requires otherwise. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation, and all references in this document to “note” or “notes” are to the Index CYCLES®.

In connection with each offering of Index CYCLES®, we will issue a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, we expect to provide to you either a preliminary pricing supplement relating to the offering, or a detailed term sheet, which in each case will set forth those terms in preliminary form.

We have filed a registration statement (including the prospectus supplement and the prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 58800).

You may access the prospectus supplement and the prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website): http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

The terms of the Index CYCLES® described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.

Potential purchasers of Index CYCLES® should consider the information in “Risk Factors” in the prospectus supplement, the applicable pricing supplement, and pages 16-17 of this document.

Index CYCLES® is our federal service mark registration.

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Bank of America Corporation Index CYCLES®

Index CYCLES® provide you with an opportunity to participate in the potential appreciation of one or more securities, securities indices, or exchange-traded funds (the “Underlying Equity”) through a supplemental return. In addition, the Index CYCLES® pay interest semi-annually and are fully principal protected if held until maturity, subject to our creditworthiness. At maturity, you will receive the principal amount of the Index CYCLES® and any “Supplemental Redemption Amount,” as described below. The Supplemental Redemption Amount will be based primarily upon the performance of the Underlying Equity over the term of the Index CYCLES®.

Index CYCLES® are our senior debt securities. The Index CYCLES® pay interest semi-annually (unless otherwise set forth in the pricing supplement), at an annual rate that will be set forth in the applicable pricing supplement. However, Index CYCLES® differ from traditional debt securities in that the fixed rate of interest that we will pay you is less than the rate that we would pay on a conventional fixed-rate debt security, and they contain a derivative component.

If you hold the Index CYCLES® from issuance until maturity, you will receive, at a minimum, your principal amount and the semi-annual interest payment. In addition you may receive a Supplemental Redemption Amount. However, if you sell the Index CYCLES® prior to maturity, you may find that the market value of the Index CYCLES® is less than their principal amount.

Index CYCLES® are issued in minimum denominations of $1,000, and whole multiples of $1,000.

Unless otherwise specified in the pricing supplement, Index CYCLES® will not be listed on a stock exchange. However, whether or not they are listed, there may be little or no secondary market for Index CYCLES®.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agents in connection with each offering of Index CYCLES®.

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The Underlying Equity

At maturity, the Supplemental Redemption Amount will be determined by reference to the level of the Underlying Equity during the term of the Index CYCLES®.

The Underlying Equity may consist of:

•	U.S. broad-based equity indices*

•	U.S. sector or style-based equity indices*

•	Non-U.S. or global equity indices*

•	Common shares of U.S. issuers registered under the Securities Exchange Act of 1934 (the “Exchange Act”)

•	Common shares (or equivalent) of non-U.S. issuers registered under the Exchange Act

•	Broad-based Exchange-Traded Funds (ETFs)*

•	Sector or style-based Exchange-Traded Funds (ETFs)*

The applicable pricing supplement will set forth the specific Underlying Equity for the Index CYCLES® and provide information as to the historical levels of the Underlying Equity. However, historical levels of the Underlying Equity are not indicative of the future performance of the Underlying Equity or the performance of the Index CYCLES®.

The Underlying Equity may consist of a single index, a single ETF, or a single stock. Alternatively, the Underlying Equity may consist of a group, or “basket,” of indices, ETFs, stocks or other types of securities described above. If the Underlying Equity consists of a basket, the applicable pricing supplement also will set forth, among other information about the basket, the applicable weighting of each component of the basket, and information as to the calculation of the “Basket Level.”

If we issue any Index CYCLES® in which the Underlying Equity consists of one or more common shares, each issuer of such shares (a “Stock Issuer”) will be a company that is subject to the information requirements of the Exchange Act, and that files reports and other information with the SEC. Each Stock Issuer will have a class of common equity securities registered under the Exchange Act. However, if the Stock Issuer is not a U.S. company, the return on the Index CYCLES® may depend on the performance of an equity security that is not listed or traded in the U.S. This may occur, for example, if the Stock Issuer’s American Depositary Receipts are traded in the U.S., but the Underlying Equity consists of common equity securities of the Stock Issuer that are traded on one or more foreign stock exchanges.

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The Underlying Equity (cont.)

Please note that, for ease of reference, certain defined terms in the following sections, such as “Index Return”, contemplate Index CYCLES® in which the Underlying Equity consists of a single securities index. If the Underlying Equity were to consist of, for example, a basket of stocks, these defined terms would be adjusted accordingly in the applicable pricing supplement to terms such as “Basket Return.”

*Pending the execution of proper licensing agreements.

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Payment at Maturity

At maturity, you will receive the principal amount of the Index CYCLES®, the final semi-annual interest payment, and any Supplemental Redemption Amount. The Supplemental Redemption Amount will be based primarily upon the performance of the Underlying Equity during the term of the Index CYCLES®.

After the relevant stock markets close on the final annual valuation date, the calculation agent for the Index CYCLES® will determine the Supplemental Redemption Amount, if any, by calculating the Average Index Return (as described below) and comparing it to the Total Interest Percentage, which is the product of the annual interest rate on the notes and the number of years that the notes are scheduled to be outstanding.

The Average Index Return will be calculated as follows:

(	Average Level – Starting Level	)
Starting Level

The result will be rounded to the nearest ten-thousandth of a decimal place and then expressed as a percentage.

The calculation agent will determine the “Average Level,” which is the arithmetic average of the level of the Underlying Equity on each of the annual valuation dates set forth in the applicable pricing supplement (the sum of the level of the Underlying Equity on each annual valuation date, divided by the number of annual valuation dates). Each annual valuation date will be scheduled to fall on the same calendar day of the applicable year as the pricing of the notes. The Starting Level is the closing level of the Underlying Equity on the day the note is priced.

If the Average Index Return is less than or equal to the Total Interest Percentage, then the Supplemental Redemption Amount will equal $0.00.

If the Average Index Return is greater than the Total Interest Percentage, then the Supplemental Redemption Amount for each $1,000 principal amount of the notes will equal the product of:

$1,000 × (Average Index Return – Total Interest Percentage )

You will receive a Supplemental Redemption Amount only if the Average Index Return exceeds the Total Interest Percentage. Changes in the level of the Underlying Equity between the final annual valuation date and the maturity date (generally, three to five business days) will not affect the Supplemental Redemption Amount, if any, payable to you at maturity.

Except for the payment of the principal amount at maturity and the semi-annual interest payments, you will be exposed to unlimited declines in the level of the Underlying Equity as of each of the annual valuation dates.

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Payment at Maturity (cont.)

The notes provide less opportunity for appreciation than an investment tied directly to the performance of the Underlying Equity, because the Average Index Return is based upon the average of the level of the Underlying Equity on the annual valuation dates. Therefore, you may not receive the benefit in the full appreciation of the Underlying Equity between each of the annual valuation dates, or between the pricing date and the final annual valuation date.

You should consider the possibility that you will not receive any Supplemental Redemption Amount, even if the Index Level as of the final annual valuation date is significantly greater than the Index Level on the pricing date.

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Examples of Payment at Maturity

The Average Index Return depends on the closing level of the Underlying Equity (the “Index Level”) on each of the annual valuation dates. Because the Index Level of the Underlying Equity may be subject to significant variations over the term of the Index CYCLES®, it is not possible to present a chart or table illustrating a complete range of possible payments on the maturity date. The examples of hypothetical payment calculations that follow are intended to illustrate the effect of general trends in the Index Level on the Supplemental Redemption Amount for each $1,000 principal amount of the Index CYCLES®. Each of the hypothetical examples is based upon:

•	a hypothetical Starting Level of the Underlying Equity on November 27, 2008 of 1,000;

•	a hypothetical five year note with five annual valuation dates occurring on November 27th of each year, beginning on November 27, 2009 and ending on November 27, 2013;

•	hypothetical semi-annual interest payments at the rate of 2.00% per annum; and

•	a hypothetical Total Interest Percentage of 10.00% (2.00% multiplied by 5).

The Underlying Equity levels illustrated in each example have been rounded to the nearest whole number.

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Examples of Payment at Maturity (cont.)

Example 1: The Index Level steadily increased throughout the term of the notes, and the Average Level was less than the Index Level on the final annual valuation date.

Annual Valuation Dates	Index Level

1. November 27, 2009	1,100.00

2. November 27, 2010	1,200.00

3. November 27, 2011	1,300.00

4. November 27, 2012	1,400.00

5. November 27, 2013	1,500.00

Average Level	=	1,100.00 + 1,200.00 + 1,300.00 + 1,400.00 + 1,500.00	=	1,300.0
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Average Index Return = (1,300.00 – 1,000.00) / 1,000.00 = 30.00%

Excess of Average Index Return over the Total Interest Percentage = 30.00% – 10.00% = 20.00%

Supplemental Redemption Amount = $1,000.00 × 20.00% = $200.00

Total payment at maturity (excluding the final semi-annual interest payment) = $1,000.00 + $200.00 = $1,200.00 per note

Sum of semi-annual interest payments = $100.00

Total payments to you over the term of the notes = $1,200.00 + $100.00 = $1,300.00

Total return to you = 30.00%

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Examples of Payment at Maturity (cont.)

Example 2: The Index Level fluctuated during the term of the notes, increasing on the first three annual valuation dates and decreasing on the last two annual valuation dates, and the Average Level was higher than the Index Level on the final annual valuation date.

Annual Valuation Dates	Index Level

1. November 27, 2009	1,150.00

2. November 27, 2010	1,322.50

3. November 27, 2011	1,520.88

4. November 27, 2012	1,292.75

5. November 27, 2013	1,098.84

Average Level	=	1,150.00 + 1,322.50 + 1,520.88 + 1,292.75 + 1,098.84	=	1,276.99
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Average Index Return = (1,276.99 – 1,000.00) / 1,000.00 = 27.70%

Excess of Average Index Return over the Total Interest Percentage = 27.70% – 10.00% = 17.70%

Supplemental Redemption Amount = $1,000.00 × 17.70% = $177.00

Total payment at maturity (excluding the final semi-annual interest payment) = $1,000.00 + $177.00 = $1,177.00 per note

Sum of semi-annual interest payments = $100.00

Total payments to you over the term of the notes = $1,177.00 + $100.00 = $1,277.00

Total return to you = 27.70%

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Examples of Payment at Maturity (cont.)

Example 3: The Index Level fluctuated during the term of the notes, decreasing on the first three annual valuation dates and increasing on the last two annual valuation dates, and the Average Level was lower than the Index Level on the final annual valuation date.

Annual Valuation Dates	Index Level

1. November 27, 2009	850.00

2. November 27, 2010	722.50

3. November 27, 2011	614.13

4. November 27, 2012	798.37

5. November 27, 2013	1,037.88

Average Level	=	850.00 + 722.50 + 614.13 + 798.37 + 1,037.88	=	804.58
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Average Index Return = (804.58 – 1,000.00) / 1,000.00 = -19.54%

Excess of Average Index Return over the Total Interest Percentage = 0.00%

Supplemental Redemption Amount = $1,000.00 × 0.00 = $0.00

Total payment at maturity (excluding the final semi-annual interest payment) = $1,000.00 + $0.00 = $1,000.00 per note

Sum of semi-annual interest payments = $100.00

Total payments to you over the term of the notes = $1,000.00 + $100.00 = $1,100.00

Total return to you = 10.00%

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Examples of Payment at Maturity (cont.)

Example 4: The Index Level randomly fluctuated during the term of the notes, and the Average Level was lower than the Index Level on the final annual valuation date.

Annual Valuation Dates	Index Level

1. November 27, 2009	1,150.00

2. November 27, 2010	977.50

3. November 27, 2011	1,124.13

4. November 27, 2012	955.51

5. November 27, 2013	1,098.84

Average Level	=	1,150.00 + 977.50 + 1,124.13 + 955.51 + 1,098.84	=	1,061.20
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Average Index Return = (1,061.20 – 1,000.00) / 1,000.00 = 6.12%

Excess of Average Index Return over the Total Interest Percentage = 0.00%

Supplemental Redemption Amount = $1,000.00 × 0.00% = $0.00

Total payment at maturity (excluding the final semi-annual interest payment) = $1,000.00 + $0.00 = $1,000.00 per note

Sum of semi-annual interest payments = $100.00

Total payments to you over the term of the notes = $1,000.00 + $100.00 = $1,100.00

Total return to you = 10.00%

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Summary of Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of an investment in the Index CYCLES® to certain U.S. Holders (as defined in the prospectus referred to on page 2) that acquire the Index CYCLES® upon their original issuance at the issue price (as defined below). This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed U.S. federal income tax summary. The tax consequences of investing in the Index CYCLES® are complex and you should consult your own tax advisor concerning the application of the U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership, and disposition of the Index CYCLES® arising under the laws of any state, local, or foreign jurisdiction.

The amount payable on the Index CYCLES® at maturity will depend on the performance of the Underlying Equity. Accordingly, we intend to take the position that Index CYCLES® with a maturity of more than one year will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the Index CYCLES® generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those Treasury regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” both as described below, established by us for determining interest accruals and adjustments with respect to the Index CYCLES®. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on the Index CYCLES® must timely disclose and justify the use of other estimates to the Internal Revenue Service.

A “comparable yield” with respect to Index CYCLES® generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Index CYCLES® (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument). Notwithstanding the foregoing, a comparable yield must not be less than the U.S. applicable federal rate based on the overall maturity of the Index CYCLES®. A “projected payment schedule” with respect to Index CYCLES® generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that Index CYCLES® equal to the comparable yield. This amount is not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the Index CYCLES® for U.S. federal income tax purposes. By providing the projected payment schedule, we make no representations regarding the actual amounts of payments on the Index CYCLES®, except with respect to the principal amount and the semi-annual interest payments.

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

Based on the comparable yield and the projected payment schedule of the Index CYCLES®, a U.S. Holder of the Index CYCLES® (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the Index CYCLES® for each day in the taxable year on which the holder holds the Index CYCLES®, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Index CYCLES®, as set forth below. The daily portions of interest for the Index CYCLES® are determined by allocating to each day in an accrual period the ratable portion of interest on the Index CYCLES® that accrues in the accrual period. The amount of interest on the Index CYCLES® that accrues in an accrual period is the product of the comparable yield on the Index CYCLES® (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Index CYCLES® at the beginning of the accrual period. The adjusted issue price of the Index CYCLES® at the beginning of the first accrual period will equal its issue price. The issue price of each Index CYCLES® in an issue of the Index CYCLES® is the first price at which a substantial amount of those Index CYCLES® has been sold (including any premium paid for those Index CYCLES® and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). For any subsequent accrual period, the adjusted issue price will be (1) the sum of the issue price of the Index CYCLES® and any interest previously accrued on the Index CYCLES® by a holder (without regard to any positive or negative adjustments described below) minus (2) the amount of any projected payments on the Index CYCLES® for previous accrual periods. A U.S. Holder of the Index CYCLES® generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment for the Index CYCLES® for the taxable year in which a contingent payment is paid (including a payment at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. Holder also will be required to account for any “negative adjustment” for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the Index CYCLES® that a U.S. Holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the Index CYCLES® over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the Index CYCLES® in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Internal Revenue Code of 1986, as amended. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the Index CYCLES® or to reduce the amount realized on a sale, exchange, or retirement of the Index CYCLES®.

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

We expect that the applicable pricing supplement will provide a tax accrual table and projected payment schedule with information for each $1,000 principal amount of Index CYCLES® for each applicable accrual period through maturity, based on market conditions and actual market interest rates as of the date of the applicable pricing supplement.

A U.S. Holder generally will treat any gain on sale or exchange of the Index CYCLES® as ordinary interest income. The pricing supplement will set forth additional information about the U.S. federal income tax consequences of the Index CYCLES®, including a discussion of the tax consequences of payments on the Index CYCLES® and a sale, exchange, or retirement of the Index CYCLES®, possible alternative tax treatments of the Index CYCLES®, backup withholding and information reporting considerations, certain tax consequences applicable to Index CYCLES® with a maturity date of not more than one year from the date of issue, if applicable, and certain tax consequences applicable to Non-U.S. Holders (as defined in the prospectus referred to on page 2), if applicable.

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Risk Factors

An investment in the Index CYCLES® entails significant risks. The following is a list of some of the principal risks associated with an investment in the Index CYCLES®. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the Index CYCLES®. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the Index CYCLES®, including those described below, with your advisors in light of your particular circumstances. The Index CYCLES® are not an appropriate investment for you if you are not knowledgeable about the significant elements of the Index CYCLES® or financial matters in general.

The Index CYCLES® are our senior unsecured debt securities. Receipt of any amounts payable, as described in this document and the applicable pricing supplement, are dependent upon Bank of America Corporation’s ability to repay its obligations on the applicable payment date, even if the level of the Underlying Equity increases after the issue date. The Index CYCLES® are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•	Your investment return may be less than a comparable investment directly in the Underlying Equity.

•	The use of an average instead of a single closing level for the Underlying Equity to determine the Supplemental Redemption Amount could reduce the amount that your receive at maturity.

•	The Index CYCLES® may not be listed on any stock exchange, and the trading market for them may be limited.

•

If you attempt to sell the Index CYCLES® prior to maturity, the market value of the Index CYCLES®, if any, may be less than the principal amount of the Index CYCLES®. A variety of complex and interrelated factors could reduce the market value of the Index CYCLES®, including:

o	Market value of the Underlying Equity;

o	Volatility of the Underlying Equity;

o	General economic and other conditions;

o	Interest rates;

o	Time to maturity;

o	Volatility of any foreign currency* which relates to the level of the Underlying Equity;

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Risk Factors (cont.)

o	Dividend yield on the Underlying Equity; and

o	Earnings performance and creditworthiness of the Underlying Equity.

•	Changes in our credit ratings could reduce the market value of the Index CYCLES®.

•	Our trading and hedging activities may affect the Supplemental Redemption Amount and the market value of the Index CYCLES®.

•	Unless otherwise specified in the applicable pricing supplement, we and our affiliates are not affiliated with any issuers of the securities comprising the Underlying Equity, and are not responsible for any disclosure made by those companies.

•	You have no rights as a security holder, and you are not entitled to dividends, interest payments, or other distributions by the issuer or issuers of the Underlying Equity.

•	Our trading and hedging activities may create conflicts of interest with you.

•	Our business activities may create conflicts of interest with you.

•

Secondary market prices of the Index CYCLES® may be affected adversely by the inclusion in the original issuance price of the Index CYCLES® of the selling agents’ commissions and costs of hedging our obligations under the Index CYCLES®.

•	There may be potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove the calculation agent.

* Only applicable if the level of the Underlying Equity depends upon one or more levels determined on a foreign securities exchange, such as an Underlying Equity that consists of a non-U.S. stock index.

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